                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)

                        WORKGROUP TECHNOLOGY CORPORATION
                        --------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     -------------------------------------
                         (Title of Class of Securities)

                                  980903 20 7
                                 -------------
                                 (Cusip Number)

                               JOSEPH P. MULLANEY
                     PRESIDENT AND CHIEF OPERATING OFFICER
                                 SOFTECH, INC.
                                2 HIGHWOOD DRIVE
                         TEWKSBURY, MASSACHUSETTS 08176
                                 (781) 890-8373
                 ---------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               NOVEMBER 13, 2002
            -------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 980903-20-7                                       13D/A

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      SofTech, Inc.
      04-2453033

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [x]

                                                                         (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*                                                    WC, AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(D) OR 2(E)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Massachusetts

                        7     SOLE VOTING POWER

        NUMBER OF             129,501
         SHARES
      BENEFICIALLY      8     SHARED VOTING POWER
        OWNED BY
          EACH                1,031,966(1)/ 1,398,349(2)
        REPORTING
         PERSON         9     SOLE DISPOSITIVE POWER
          WITH
                              129,501

                        10    SHARED DISPOSITIVE POWER

                              1,031,966(1)/ 1,398,349(2)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      SofTech, Inc.                         1,031,966(1)/ 1,398,349(2)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      56%(3)

14    TYPE OF REPORTING PERSON*                                               CO

CUSIP NO. 980903-20-7                                       13D/A

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      SofTech Acquisition Corp.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [x]

                                                                         (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*                                                    WC, AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(D) OR 2(E)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

                        7     SOLE VOTING POWER

        NUMBER OF             0
         SHARES
      BENEFICIALLY      8     SHARED VOTING POWER
        OWNED BY
          EACH                1,031,966(1)/ 1,398,349(2)
        REPORTING
         PERSON         9     SOLE DISPOSITIVE POWER
          WITH
                              0

                        10    SHARED DISPOSITIVE POWER

                              1,031,966(1)/ 1,398,349(2)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      SofTech Acquisition Corp.             1,031,966(1)/ 1,398,349(2)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      56%(3)

14    TYPE OF REPORTING PERSON*                                               CO

CUSIP NO. 980903-20-7                                       13D/A

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Greenleaf Capital, Inc.
      38-3309224

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (A) [x]

                                                                         (B) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*                                                        WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(D) OR 2(E)                                                   [ ]


6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Michigan

                        7     SOLE VOTING POWER

        NUMBER OF             0
         SHARES
      BENEFICIALLY      8     SHARED VOTING POWER
        OWNED BY
          EACH                1,031,966(1)/ 1,398,349(2)
        REPORTING
         PERSON         9     SOLE DISPOSITIVE POWER
          WITH
                              0

                        10    SHARED DISPOSITIVE POWER

                              1,031,966(1)/ 1,398,349(2)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Greenleaf Capital, Inc.               1,031,966(1)/ 1,398,349(2)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      56%(3)

14    TYPE OF REPORTING PERSON*                                               CO

CUSIP NO. 980903-20-7                                       13D/A

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      William D. Johnston

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [x]

                                                                         (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*                                                        AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(D) OR 2(E)                                                   [ ]


6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

                        7     SOLE VOTING POWER

        NUMBER OF             0
         SHARES
      BENEFICIALLY      8     SHARED VOTING POWER
        OWNED BY
          EACH                1,031,966(1)/ 1,398,349(2)
        REPORTING
         PERSON         9     SOLE DISPOSITIVE POWER
          WITH
                              0

                        10    SHARED DISPOSITIVE POWER

                              1,031,966(1)/ 1,398,349(2)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      William D. Johnston                   1,031,966(1)/ 1,398,349(2)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      56%(3)

14    TYPE OF REPORTING PERSON*                                               IN

(1) Beneficial ownership of the shares of common stock is being reported hereunder because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Merger Agreement and Stockholders Agreement described in Items 4 and 5 hereof. For purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, such beneficial ownership is expressly disclaimed, except to the extent of its respective pecuniary interest therein, if any, or as otherwise described in this Schedule 13D.

(2) Reflects the exercise of the Purchase Option described in Item 4 hereof.

(3) The calculation of the foregoing percentage is based upon 1,841,121 shares of common stock of Workgroup Technology Corporation outstanding as of November 8, 2002.

      This Amendment No. 5 to the undersigned's Schedule 13D (as amended, the "Schedule 13D") relating to the common stock, par value $.01 per share, of Workgroup Technology Corporation, a Delaware corporation, is filed to amend and supplement the Schedule 13D. Except as expressly stated herein, there have been no material changes in the information set forth in the Schedule 13D.

ITEM 1. SECURITY AND ISSUER

      The security to which this statement (the "Statement") relates is the common stock, par value $.01 per share (the "Common Stock"), of Workgroup Technology Corporation, a Delaware corporation (the "Issuer" or the "Company"). The principal executive office of the Issuer is located at One Burlington Woods Drive, Burlington, MA 01803. The Issuer's telephone number at its principal executive office is (781) 270-2600. As of November 8, 2002, there were 1,841,121 outstanding shares of Common Stock (the "Shares").

ITEM 2. IDENTITY AND BACKGROUND

      (a) The names of the persons filing this Statement (collectively, the "Reporting Person") and their citizenship or state of organization are:

            (i) SofTech, Inc., a Massachusetts corporation ("SofTech").

            (ii) SofTech Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of SofTech.

            (iii) Greenleaf Capital, Inc., a Michigan corporation ("Greenleaf").

            (iv) William D. Johnston, a United States citizen.

      (b) The Reporting Persons' principal business and principal office addresses are:

            (i)   2 Highwood Drive
                  Tewksbury, MA 01876

            (ii)  c/o SofTech, Inc.
                  2 Highwood Drive
                  Tewksbury, MA 01876

            (iii) 3505 Greenleaf Blvd.
                  Kalamazoo, MI 49008

            (iv)  c/o Greenleaf Capital, Inc.
                  3505 Greenleaf Blvd.
                  Kalamazoo, MI 49008

      (c) The present principal businesses or occupations of the Reporting Persons are that of:

            (i)   software development.
            (ii)  acquisition vehicle.
            (iii) investment management.
            (iv)  private investor.

      (d) During the past five years, none of the Reporting Persons nor, to the knowledge of any of the Reporting Persons, any of the directors or executive officers of any of the Reporting Persons listed on Schedule I have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the past five years, none of the Reporting Persons nor, to the knowledge of any of the Reporting Persons, any of the directors or executive officers of any of the Reporting Persons listed on Schedule I have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the directors or executive officers of any of the Reporting Persons listed on Schedule I were or are subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      Greenleaf is a significant shareholder, lendor and financial advisor to SofTech. Greenleaf's President and sole shareholder, William D. Johnston, is Chairman of the Board of SofTech. Mr. Johnston has served as a Director of SofTech since September 1996. Greenleaf Trust, a wholly-owned subsidiary of Greenleaf, also serves as the trustee and investment advisor for SofTech's 401(k) plan.

      Information contained herein concerning Greenleaf Capital, Inc. and William D. Johnston has been provided by Greenleaf Capital, Inc. and William D. Johnston. SofTech assumes no responsibility for such information.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      On September 13, 2001, SofTech and Greenleaf executed a promissory note pursuant to which Greenleaf agreed to loan SofTech a principal amount of $11,000,000, a copy of which is attached hereto as Exhibit 3 (the "Promissory Note"). Interest on the note was calculated on the basis of a 360-day year for the actual number of days elapsed on the unpaid principal balance at a rate per annum of 11.3% until maturity and 11.3% after maturity. On November 8, 2002, SofTech and Greenleaf executed an amendment to the Promissory Note, increasing the principal amount available for lending up to $15,000,000 with interest to be paid at a rate per annum equal to the Prime Rate published in the Wall Street Journal, plus 3.0% until maturity and the same rate after maturity, a copy of which is attached hereto as Exhibit 4 (the "Note Amendment"). On September 15, 2000, Greenleaf and SofTech entered into a revolving line of credit having a principal amount of $3,000,000 with an initial rate of interest of 11.65% per annum, adjusted as of May 31, 2001 to 10% per annum, a copy of which is attached hereto as Exhibit 5 (the "Revolver").

      SofTech intends to use funds borrowed from Greenleaf under these promissory notes to fund the purchase of Common Stock described under Item 4.

      The foregoing summaries of the Promissory Note, the Note Amendment and the Revolver described in this Item 3, do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements attached hereto as Exhibits 3, 4 and 5, respectively.

ITEM 4.     PURPOSE OF TRANSACTION

      On October 16, 2002, SofTech and the Company entered into a Confidentiality Agreement, a copy of which is attached hereto as Exhibit 1 (the "Confidentiality Agreement"), pursuant to which the Company made available certain information concerning its business and financial condition in consideration of possibly entering into a negotiated transaction with SofTech. On October 25, 2002, SofTech and the Company entered into an agreement in principal pursuant to which SofTech would acquire the Issuer for a purchase price of $2.00 per share in cash, a copy of which is attached hereto as Exhibit 2 (the "Letter Agreement"). All other terms of the transaction, including the structure, were to be set forth in a definitive agreement.

      On November 13, 2002, SofTech, the Purchaser and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"), a copy of which is attached hereto as Exhibit 6, pursuant to which the Purchaser shall commence an offer (the "Offer") to purchase all of the outstanding shares of Common Stock at a purchase price of $2.00 per share, net to the seller in cash, without interest (the "Offer Price"), commencing within five (5) business days of the public announcement of the Merger Agreement.

      The Merger Agreement provides that, following the completion of the Offer and subject to the satisfaction or waiver of certain conditions, and in accordance with the Delaware General Corporation Law (the "DGCL"), Purchaser will be merged with and into the Company (the "Merger"), with the Company surviving as a wholly-owned subsidiary of SofTech (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), the Certificate of Incorporation, the Bylaws, the directors and the officers of the Purchaser will be the Certificate of Incorporation, the By-laws, the directors and the officers, respectively, of the Surviving Corporation, provided that the name of the Surviving Corporation will be changed to "Workgroup Technology Corporation." At the Effective Time, each outstanding Share (other than Shares owned by SofTech, Purchaser, or the Company or any of their respective subsidiaries and Shares which are owned by stockholders of the Company who have not voted in favor of the Merger or consented thereto in writing and who have properly demanded appraisal for such Shares in accordance with the DGCL) will be converted into the right to receive the Offer Price.

      The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer, that number of Shares which when added to the Shares then beneficially owned by SofTech or the Purchaser represents at least two-thirds of the Shares outstanding on a fully diluted basis (the "Minimum Number") on the date of purchase, although SofTech can waive this condition so long as the number of Shares beneficially owned by SofTech or the Purchaser, together with the Shares validly tendered and not withdrawn, is not less than a majority of the outstanding Shares. If Purchaser is unable to acquire at least 90% of the Shares, but does acquire at least the Minimum Number of Shares and the Merger Agreement has not been terminated in accordance with its terms, the Company will hold a stockholders' meeting in accordance with the DGCL and the rules and regulations of the United States Securities and Exchange Commission (the "SEC") in order to effect the Merger. At any such stockholders' meeting, all of the Shares then owned by SofTech and the Purchaser and any of their subsidiaries or affiliates will be voted to approve the Merger. If the Purchaser acquires at least 90% of the outstanding Shares, the Purchaser would be able to consummate the Merger without a vote of the stockholders. In such event, SofTech, the Purchaser and the Company have agreed in the Merger Agreement to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the acceptance and payment for Shares by the Purchaser pursuant to the Offer without a meeting of the stockholders.

      The Merger Agreement provides that within two business days after the acceptance for payment of, and payment by Purchaser for, a number of shares of Company Common Stock such that SofTech and the Purchaser shall own at least two-thirds of the outstanding Company Common Stock (the "Director Change Date") and provided that SofTech, Purchaser, Epstein Becker & Green, P.C., as the escrow agent, and the current officers and directors of the Company shall have executed the escrow agreement in the form attached as Exhibit B to the Merger Agreement, Purchaser will be entitled to designate three directors on the Company's board of directors (the "Purchaser Directors"), and the Company will be entitled to designate one director who is a director of the Company as of the date the Merger Agreement is signed and who is otherwise not (1) an employee, officer, director or affiliate of SofTech or Purchaser or (2) an employee or officer of the Company (the "Independent Director"). The Company's obligations with respect to this section of the Merger Agreement are subject to Section 14(f) of the Exchange Act and Rule 14f-1 General Rules and Regulations under the Exchange Act.

      In the event that the Purchaser's designees are elected or designated to the Company's board of directors, then, until the Effective Time, the Company will cause the Company's board of directors to have at least one Independent Director, provided, however, that if the Independent Director is unable to serve for any reason, then the Purchaser Directors shall designate one person to fill such vacancy who shall not be (1) an employee, officer, director or affiliate of SofTech or Purchaser or (2) an employee or officer of the Company, to serve as the Independent Director, and such person shall be deemed to be an Independent Director. The Company has agreed to take all actions necessary to effect the foregoing. If the Purchaser's designees constitute a majority of the Company's board of directors after the Director Change Date and prior to the Effective Time, then the affirmative vote of the Independent Director will be required to
(i) amend or terminate the Merger Agreement by the Company; (ii) extend the time for performance of any obligation of SofTech or the Purchaser (except with respect to the extension of the initial offering period for up to twenty (20) business days and with respect to the commencement of a Subsequent Offering Period pursuant to Rule 14d-11 under the Exchange Act) or (iii) waive the compliance by SofTech or Purchaser with any provision under the Merger Agreement for the benefit of the Company or holders of Shares; provided that any amendment or waiver to the indemnification obligations of the Surviving Corporation cannot be made without the express written consent of all persons who would be adversely affected by such amendment or waiver.

      Under the Merger Agreement the Company also provided SofTech an option (the "Purchase Option") to purchase from the Company up to a number of shares of Common Stock equal to 19.9% of the number of shares of Common Stock issued and outstanding (before giving effect to the exercise of the Purchaser Option) at a purchase price of $2.00 per share. Based on the number of shares outstanding as of November 8, 2002, the number of shares of Common Stock SofTech has the right to acquire upon the full exercise of the Purchase Option is approximately 366,383 shares of Common Stock. The Purchase Option is not presently exercisable but may be exercised by SofTech from time to time on or after the acceptance for payment of, and full payment by, SofTech or the Purchaser of the Minimum Condition if, after giving effect to the exercise of the Purchaser Option and as a result of such exercise, the number of shares of Common Stock then owned by SofTech and the Purchaser represents at least 90% of the shares of Common Stock outstanding. The Purchase Option is intended to increase the likelihood that SofTech and the Purchaser will be able to acquire the necessary 90% of the shares of Common Stock that will permit the Purchaser to commence a short-form merger pursuant to Section 253 of the DGCL. The Purchase Option will terminate upon the earlier of (i) the Effective Time, or (ii) the termination of the Merger Agreement.

      In order to induce SofTech and the Purchaser to enter into the Merger Agreement and commence the Offer, concurrently with the execution and delivery of the Merger Agreement, SofTech, the Purchaser and certain holders of Shares, who beneficially own in the aggregate 902,465 Shares, or approximately 49% of WTC's outstanding shares (47% on a fully diluted basis, including all stock options for which the exercise price is less than the Offer Price), entered into a certain Stockholders Agreement (the "Stockholders Agreement"), a copy of which is attached hereto as Exhibit 7. The following stockholders of the Company and their affiliates (the "Stockholders") are parties to the Stockholders Agreement:

      (i)   Robert B. Ashton (for an aggregate of 487,251 Shares);

      (ii)  Johan Magnusson (for 247,867 Shares);

      (iii) Greenleaf (for 100,000 Shares); and

      (iv)  Pierre A. Narath (for an aggregate of 67,347 Shares).

      Under the Stockholders Agreement, each Stockholder committed irrevocably to tender their Shares in the Offer as promptly as practicable and in any event no later than the fifth (5th) business day following the commencement of the Offer, and will not thereafter withdraw such tendered Shares.

      Each Stockholder has agreed to vote their Shares, and granted SofTech a proxy, irrevocable until termination of the Stockholders Agreement, permitting them to vote such Shares, at any meeting of the stockholders of the Company (i) in favor of the Merger and the Merger Agreement, (ii) against any action that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement, and
(iii) against any action or agreement which would impede, interfere with or prevent the Merger.

      Each Stockholder has agreed that, prior to the termination of the Stockholders Agreement, he or it will not (i) transfer, sell, assign, gift, pledge or otherwise dispose of, or consent to any of the foregoing ("Transfer"), any or all of their Shares, (ii) enter into any contract, option or other agreement, arrangement or understanding with respect to any Transfer, (iii) grant any proxy, power-of-attorney or other authorization or consent with respect to any of their Shares, (iv) deposit any of their Shares into a voting trust, or enter into a voting agreement or arrangement with respect to any of their Shares or (v) take any other action that would in any way restrict, limit or interfere with the performance of such Stockholder's obligations under the Stockholders Agreement or the transactions contemplated by the Merger Agreement.

      Each Stockholder has agreed that he or it will not, and will not authorize or permit his or its representatives, directly or indirectly, to (i) solicit, initiate or encourage any inquiries regarding any extraordinary corporate transaction, such as merger, consolidation or other business combination involving the Company (each, an "Extraordinary Transaction"), (ii) participate in any discussions or negotiations regarding any Extraordinary Transaction, or
(iii) enter into any agreement with respect to any Extraordinary Transaction. Each Stockholder further agrees to cease any existing discussions regarding any Extraordinary Transaction and agrees to notify SofTech of any inquiring received by such Stockholder regarding any Extraordinary Transaction.

      The Stockholders Agreement will terminate immediately upon the earliest of
(i) the written mutual consent of the parties, (ii) the consummation of the Merger or (iii) the termination of the Merger Agreement in accordance with its terms. In addition, the Agreement may be terminated by the Stockholders if SofTech and/or the Purchaser shall have failed to commence the Offer within five business days of the public announcement of the Merger Agreement.

      As of November 13, 2002, the Stockholders held, in the aggregate 902,465 Shares representing 49% of the issued and outstanding Shares. According to information supplied to us by the Company, if all option holders of the Company exercise all of their options on or before the Offer Closing Date, the Stockholders will hold, in the aggregate 902,465 Shares representing 47% of the issued and outstanding Shares.

      SofTech estimates that the total amount of funds required to purchase all of the outstanding shares of Common Stock will be approximately $3.7 million, plus customary fees and expenses incurred in connection with the offer and the merger. As SofTech intends to finance the acquisition with funds from its own working capital and with funds from Greenleaf Capital's working capital. Greenleaf Capital has committed to provide SofTech with the necessary funds to consummate the intended transaction.

      The foregoing summaries of the Confidentiality Agreement, Letter Agreement, Merger Agreement and Stockholders Agreement described in this Item 4, do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements attached hereto as Exhibits 1, 2, 6 and 7, respectively.

     (h) and (i) The Shares are currently traded on the Over-the-Counter Bulletin Board. The continued extent of the public market for such Shares and the availability of the quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors.

      The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. The Purchaser intends to seek to cause the Company to apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such termination are met. If the Exchange Act registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

      This statement is neither an offer to purchaser nor a solicitation of an offer to sell shares of the Company. The Offer has not yet commenced. Once the Offer commences, SofTech will file a tender offer statement with the Securities and Exchange Commission. Holders of securities should read each of the tender offer statement on Schedule TO filed by SofTech and Purchaser and the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Company when they become available, as each will contain important information about the Offer. Investors can obtain such Tender Offer Statement on Schedule TO and such Solicitation/Recommendation Statement on Schedule 14D-9, and other documents to be filed by SofTech and the Company, for free from the Securities and Exchange

Commission's website at http://www.sec.gov. Also, if you write or call SofTech, SofTech will send you these documents free when the documents are available.

ITEM 5.     INTEREST IN SECURITIES OF ISSUER

      (a)- (c) The Reporting Persons are part of a group as defined in Section 13(d)(3) of the Exchange Act and therefore are each deemed to be the beneficial owners of shares of Common Stock deemed owned by each other. SofTech has sole voting and dispositive power with respect to 129,501 shares of Common Stock. In addition, as a result of entering into the Stockholders Agreement, SofTech now has shared voting power, and thus may be deemed to beneficially own 1,031,966 Shares, or approximately 56% of the issued and outstanding Shares as of November 8, 2002, and as a result of the Merger Agreement, based on the number of issued and outstanding Shares as of November 8, 2002, if the conditions precedent are satisfied to permit SofTech to exercise the Purchase Option, upon such exercise and as a result of such exercise, SofTech would possess the sole power to dispose of and the sole power to direct the vote of 366,383 shares of Common Stock (or such other number of Shares as equals 19.9% of the Shares issued and outstanding prior to the time of the exercise of the Purchase Option). Other than the agreements described in Item 4 hereto, there have been no transactions in Common Stock during the past sixty (60) days.

      The foregoing summaries of the Merger Agreement and the Stockholders Agreement described in this Item 5, do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements attached hereto as Exhibits 6 and 7, respectively.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Other than the agreements described in Item 3, Item 4 and Item 5 and incorporated by reference, there are no contracts, arrangements and understandings or relationships among the persons described in Item 2 and between the persons and any person with respect to the securities of the Issuer. The description of the transactions discussed in Item 4 is further described in the Merger Agreement and the Stockholders Agreement which are attached as exhibits hereto. Such documents are incorporated herein by reference for all of the terms and conditions of such documents.

ITEM 7.     MATERIALS TO BE FILED AS EXHIBITS

      The following shall be filed as exhibits:

      1. Confidentiality Agreement, dated October 16, 2002, by and among SofTech, Inc. and Workgroup Technology Corporation.

      2. Letter Agreement, dated as of October 25, 2002, by and between SofTech, Inc. and Workgroup Technology Corporation.

      3. Promissory Note, dated September 13, 2001, by and between SofTech, Inc. and Greenleaf Capital, Inc. (Incorporated by reference to
            Exhibit 10.2 to Softech's Annual Report on Form 10-K for its fiscal year ended May 31, 2001, as filed on September 13, 2002.)

      4. Amendment to Promissory Note, dated as of November 8, 2002, by and between SofTech, Inc. and Greenleaf Capital, Inc.

      5. Promissory Note (Revolving Line of Credit), dated September 15, 2000, by and between SofTech, Inc. and Greenleaf Capital, Inc. (Incorporated by reference to Exhibit 10.3 to Softech's Annual Report on Form 10-K for its fiscal year ended May 31, 2002 as filed on September 13, 2001.

      6. Agreement and Plan of Merger, dated as of November 13, 2002, by and among SofTech, Inc., SofTech Acquisition Corp. and Workgroup Technology Corporation.

      7. Stockholders Agreement, dated as of November 13, 2002, by and among SofTech, Inc.,

            SofTech Acquisition Corp. and certain stockholders of Workgroup Technology Corporation set forth in Schedule 1 thereto.

      8. Press release of SofTech, Inc., dated November 13, 2002. (Incorporated by reference to SofTech's Schedule TO-C, as filed on November 13, 2002.)

      9.    Joint Filing Agreement.


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated: November 14, 2002

                                               SOFTECH, INC.

                                               /s/  Joseph P. Mullaney
                                               ---------------------------------
                                                    Joseph P. Mullaney
                                                    President and COO

                                               SOFTECH ACQUISITION CORP.

                                               /s/  Joseph P. Mullaney
                                               ---------------------------------
                                                    Joseph P. Mullaney
                                                    President and COO

                                               GREENLEAF CAPITAL, INC.

                                               /s/  William D. Johnston
                                               ---------------------------------
                                                    William D. Johnston
                                                    President

                                               /s/  William D. Johnston
                                               ---------------------------------
                                                    William D. Johnston

                                   SCHEDULE I

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                           SOFTECH AND THE PURCHASER

1. SOFTECH. The name, business address and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each of the directors and executive officers of SofTech are set forth below. Each such person is a citizen of the United States. The business address of each such person unless otherwise indicated is c/o SofTech, Inc., 2 Highwood Drive, Tewksbury, Massachusetts 01876.

-------------------------------------------------------------------------------------------------------------------
                                              Present Principal Occupation or Employment; Material Positions Held
Name and Position with SofTech                During the Past Five Years
-------------------------------------------------------------------------------------------------------------------
Joseph P. Mullaney                            Joseph P. Mullaney has been the President and Chief Operating
President and Chief Operating Officer         Officer of SofTech since June 2001. From November 1993 until June
                                              2001 he served as Vice President, Treasurer and Chief Financial
                                              Officer of SofTech. He joined SofTech in May 1990 as Assistant
                                              Controller and was promoted to Corporate Controller in June 1990.
                                              Prior to his employment with SofTech he was employed for seven years in the Boston office of Coopers & Lybrand LLP (now
                                              PricewaterhouseCoopers LLP) as an auditor in various staff and management positions.
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Jean J. Croteau                               Jean J. Croteau has been the Vice President, Operations, since July
Vice President, Operations                    2001. He joined SofTech in 1981 as Senior Contracts Administrator and was promoted to various positions of greater responsibilities until his departure in 1995. He rejoined SofTech in 1998. From 1995 to 1998 he served as Director of Business Operations for the Energy Services
                                              Division of XENERGY, Inc.
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Victor G. Bovey                               Victor G. Bovey has been Vice President, Engineering, since March
Vice President, Engineering                   2000. He joined SofTech in November 1997 as Director of Product
                                              Development. Prior to his employment with SofTech, he was employed for thirteen years within CIMLINC Incorporated in various engineering and product development positions.
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Ronald Elenbaas                               Ronald Elenbaas has served as a Director of SofTech since September
Director                                      1996. He also serves on the Board of the American Red Cross
                                              (Kalamazoo and Cass County, Michigan). From 1975 to 1999, he was
                                              employed by Stryker Corporation in various positions, lastly as
                                              President of Stryker Surgical Group, a division of Stryker
                                              Corporation.
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
William Johnston                              William Johnston has served as a Director of SofTech since September
Director                                      1996. Since 1991 he has served as President of Greenleaf Capital,
                                              Inc., a Michigan-based investment advisory and venture capital firm.
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
                                              Present Principal Occupation or Employment; Material Positions Held
Name and Position with SofTech                During the Past Five Years
-------------------------------------------------------------------------------------------------------------------
Timothy L. Tyler                              Timothy L. Tyler has served as a Director of SofTech since September
Director                                      1996. Since 1995 he has served as President of Borroughs Corporation, a privately held, Michigan-based business that designs, manufactures and markets industrial and library shelving units, metal office furniture and check out stands primarily in the United States. From
                                              1979 to 1995, he served as President and General Manager of Tyler
                                              Supply Company.
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Barry Bedford                                 Barry Bedford has served as a Director of SofTech since May 2001.
Director                                      Since April 2000 he has served as Chief Financial Officer of the
                                              Greenleaf Companies. From 1991 until April 2000 he was the Chief
                                              Financial Officer of Johnson and Rauhofs, a Michigan advertising firm.
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Frederick A. Lake                             Frederick A. Lake has served as a Director of SofTech since May 2001.
Director                                      He is a partner in the law firm of Lake and Schau, a Michigan law firm. He has been with Lake and Schau for five years. He also serves as corporate counsel for Greenleaf Ventures.
-------------------------------------------------------------------------------------------------------------------

2. PURCHASER. The name, business address and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each of the directors and executive officers of the Purchaser are set forth below. Each such person is a citizen of the United States. The business address of each such person unless otherwise indicated is c/o SofTech, Inc., 2 Highwood Drive, Tewksbury, Massachusetts 01876.

--------------------------------------------------------------------------------------------------------------------
                                                      Present Principal Occupation or Employment; Material Positions
Name and Position with SofTech                        Held During the Past Five Years
--------------------------------------------------------------------------------------------------------------------
Joseph P. Mullaney                                    Joseph P. Mullaney has been the President and Chief Operating
President and Chief Operating Officer, Director       Officer of SofTech since June 2001. From November 1993 until
                                                      June 2001 he served as Vice President, Treasurer and Chief
                                                      Financial Officer of SofTech. He joined SofTech in May 1990 as
                                                      Assistant Controller and was promoted to Corporate Controller in June 1990. Prior to his employment with SofTech he was
                                                      employed for seven years in the Boston office of Coopers &
                                                      Lybrand LLP (now PricewaterhouseCoopers LLP) as an auditor in various staff and management positions.
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Jean J. Croteau                                       Jean J. Croteau has been the Vice President, Operations, since
Vice President, Operations, Director                  July 2001. He joined SofTech in 1981 as Senior Contracts
                                                      Administrator and was promoted to various positions of greater responsibilities until his departure in 1995. He rejoined
                                                      SofTech in 1998. From 1995 to 1998 he served as Director of
                                                      Business Operations for the Energy Services Division of
                                                      XENERGY, Inc.
--------------------------------------------------------------------------------------------------------------------

                                  EXHIBIT INDEX

      1. Confidentiality Agreement, dated October 16, 2002, by and among SofTech, Inc. and Workgroup Technology Corporation.

      2. Letter Agreement, dated as of October 25, 2002, by and between SofTech, Inc. and Workgroup Technology Corporation.

      3. Promissory Note, dated September 13, 2001, by and between SofTech, Inc. and Greenleaf Capital, Inc. (Incorporated by reference to
            Exhibit 10.2 to SofTech's Annual Report on Form 10-K for its fiscal year ended May 31, 2001, filed on September 13, 2001.)

      4. Amendment to Promissory Note, dated as of November 8, 2002, by and between SofTech, Inc. and Greenleaf Capital, Inc.

      5. Promissory Note (Revolving Line of Credit), dated September 15, 2000, by and between SofTech, Inc. and Greenleaf Capital, Inc. (Incorporated by reference to Exhibit 10.3 to SofTech's Annual Report on Form 10-K for its fiscal year ended May 31, 2001, filed on September 13, 2001.)

      6. Agreement and Plan of Merger, dated as of November 13, 2002, by and among SofTech, Inc., SofTech Acquisition Corp. and Workgroup Technology Corporation.

      7. Stockholders Agreement, dated as of November 13, 2002, by and among SofTech, Inc., SofTech Acquisition Corp. and certain stockholders of Workgroup Technology Corporation set forth in Schedule I thereto.

      8. Press release of SofTech, Inc., dated November 13, 2002. (Incorporated by reference to SofTech's Schedule TO-C, filed on November 13, 2002.)

      9.    Joint Filing Agreement.